Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Antero Midstream GP LP:

We consent to the incorporation by reference in the registration statement (No. 333-217800) on Form S-8 of Antero Midstream GP LP of our report dated February 13, 2018, with respect to the consolidated balance sheets of Antero Midstream GP LP as of December 31, 2016 and 2017, and the related consolidated statements of operations and comprehensive income, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2017 annual report on Form 10-K of Antero Midstream GP LP.

/s/ KPMG LLP

Denver, Colorado

February 13, 2018